2AQ Putnam Research Fund attachment
7/31/07 Annual

Shareholder meeting
results (unaudited)

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

      Votes for 	Votes against 		Abstentions
      28,040,808 	1,104,953 		3,278,138

All tabulations are rounded to the nearest whole number.